Exhibit 99.1

21Vianet Group, Inc. Reports First Quarter 2012 Financial Results

1Q12 Net Revenues Up 64.2% YOY to RMB345.8 Million

1Q12 Adjusted EBITDA Up 61.5% YOY to RMB69.5 Million

1Q12 Adjusted Net Profit Up 35.4 % YOY to RMB37.9 Million

Live Conference Call to be Held at 8:00 AM U.S. Eastern Time, May 17, 2012

BEIJING, May 16, 2012 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the first quarter of 2012. The Company will hold a conference call at 8:00 a.m. Eastern Time on May 17, 2012. Dial-in details are provided at the end of the release.

First Quarter 2012 Financial Highlights

•	Net revenues increased by 64.2% to RMB345.8 million (US$55.0 million) from RMB210.6 million in the comparative period in 2011.

•	Adjusted EBITDA[1] increased by 61.5% to RMB69.5 million (US$11.0 million) from RMB43.0 million in the comparative period in 2011.

•	Adjusted EBITDA margin[2] remained relatively stable at 20.1%, compared with 20.4% in the comparative period in 2011.

•	Adjusted net profit[3] increased by 35.4% to RMB37.9 million (US$6.0 million) from RMB28.0 million in the comparative period in 2011.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are very pleased to announce strong first quarter 2012 results, which continue to verify the strong underlying growth fundamentals of our business. In anticipation of bringing over 2,000 cabinets of new capacity online in the second and third quarter this year, we strategically managed the first quarter’s capacity demand by slightly increasing our total cabinet count by 211 cabinets. Simultaneously, we also increased capacity utilization to over 82%. With this expansion roll-out in our self-built data centers, we remain on track to reach 13,000 cabinets by year-end 2012. We believe that these initiatives will further strengthen our capacity, service offerings and market leadership to better meet China’s surging demand for capacity over the coming quarters.”

Mr. Shang Hsiao, President and Chief Financial Officer of the Company, commented, “We are pleased with our solid financial and operational results exemplified by our continued strong margins, high utilization rates, low churn rates as well as our stable base of over 1,600 customers. While our hosting business remained the key growth driver during the quarter, managed network services once again outperformed our expectations, bolstered by strong demand in China for better and faster internet data transmission. We will continue to invest prudently in expanding our capacity and service offerings to support our growth, while driving returns for our shareholders.”

First Quarter 2012 Financial Results

REVENUES: Net revenues for the first quarter of 2012 increased by 64.2% to RMB345.8 million (US$55.0 million) from RMB210.6 million in the comparative period in 2011.

Net revenues from hosting and related services increased by 47.0% to RMB189.5 million (US$30.1 million) in the first quarter of 2012 from RMB128.9 million in the comparative period in 2011, primarily due to an increase in the total number of cabinets under management as well as the utilization rate in both our self-built and partnered data centers, which was attributable to growing customer demand.

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.
[2]	Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA as a percentage of total net revenues.
[3]

Adjusted net profit/loss is a non-GAAP financial measure, which is defined as net profit/loss from continuing operations excluding share-based compensation expenses, amortization of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and related deferred tax impact.

Net revenues from managed network services increased by 91.3% to RMB156.3 million (US$24.8 million) in the first quarter of 2012 from RMB81.7 million in the comparative period in 2011, primarily driven by an increase in network capacity demand for data transmission services. Excluding revenues contributed by Guangzhou Gehua Network Technology and Development Co., Ltd. (“Gehua”), a business the Company acquired during the fourth quarter of 2011, net revenues from managed network services increased by 61.8% to RMB132.2 million (US$21.0 million) from RMB81.7 million in the prior year comparative period.

GROSS PROFIT: For the first quarter of 2012, gross profit increased by 78.3% to RMB98.2 million (US$15.6 million) from RMB55.1 million in the comparative period in 2011. Gross margin for the first quarter of 2012 increased to 28.4% from 26.2% in the comparative period in 2011.

Adjusted gross profit, which excludes share-based compensation expenses of RMB0.7 million (US$0.1 million) and amortization of intangible assets derived from acquisitions of RMB6.2 million (US$1.0 million), increased by 66.1% to RMB105.0 million (US$16.7 million) from RMB63.2 million in the comparative period in 2011.

Adjusted gross margin remained stable at 30.4%, compared to 30.0% in the comparative period in 2011, primarily due to a balanced increase in new self-built and partnered data centers. The Company plans to continue to shift its revenue mix towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers.

OPERATING EXPENSES: Total operating expenses were RMB109.3 million (US$17.3 million), compared with RMB89.2 million in the comparative period in 2011.

Sales and marketing expenses increased to RMB25.1 million (US$4.0 million) from RMB16.0 million in the comparative period in 2011, primarily due to the expansion of the Company’s sales and service support team.

General and administrative expenses increased to RMB29.5 million (US$4.7 million) from RMB16.0 million in the comparative period in 2011, primarily due to headcount increases, office rentals and other expansion related expenses.

Research and development expenses increased to RMB11.4 million (US$1.8 million) from RMB7.2 million in the comparative period in 2011, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand and improve its service offerings.

Change in the fair value of contingent purchase consideration payable was RMB43.2 million (US$6.9 million) during the first quarter of 2012. This expense was primarily due to an increase in the fair value of cash and share-based contingent purchase considerations payable as of March 31, 2012 associated with the Company’s acquisitions of the Managed Network Entities and Gehua.

Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB55.8 million (US$8.9 million) from RMB31.2 million in the comparative period in 2011. As a percentage of net revenue, adjusted operating expenses were 16.1%, compared with 14.8% in the comparative period in 2011.

ADJUSTED EBITDA: Adjusted EBITDA for the first quarter of 2012 increased by 61.5% to RMB69.5 million (US$11.0 million) from RMB43.0 million in the comparative period in 2011. Adjusted EBITDA margin for the quarter remained relatively stable at 20.1% from 20.4% in the comparative period in 2011. Adjusted EBITDA in the first quarter of 2012 excludes share-based compensation expenses of RMB10.9 million (US$1.7 million) and changes in the fair value of contingent purchase consideration payable of RMB43.2 million (US$6.9 million).

NET PROFIT/LOSS: Net loss for the first quarter of 2012 was RMB15.9 million (US$2.5 million) compared to a net loss of RMB30.5 million in the comparative period in 2011.

Adjusted net profit for the first quarter of 2012 increased by 35.4% to RMB37.9 million (US$6.0 million) from RMB28.0 million in the comparative period in 2011. Adjusted net profit in the first quarter of 2012 excludes share-based compensation expenses of RMB10.9 million, amortization of intangible assets derived from acquisitions of RMB6.2 million, and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB36.8 million in the aggregate. Adjusted net margin was 11.0%, compared with 13.3% in the comparative period in 2011.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the first quarter of 2012 was RMB0.05, which represents the equivalent of RMB0.30 (US$0.06) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the first quarter of 2012 was RMB0.11, which represents the equivalent of RMB0.66 (US$0.12) per ADS. Adjusted earnings per share is calculated using adjusted net profit, which excludes share-based compensation expenses, amortization of intangible assets derived from acquisitions, change in the fair value of contingent purchase consideration payable and related deferred tax impact as discussed above to divide the weighted average shares number.

As of March 31, 2012, the Company had a total of 335.6 million basic ordinary shares outstanding or the equivalent of 55.9 million ADSs outstanding.

BALANCE SHEET: As of March 31, 2012, the Company’s cash and cash equivalents and short term investment were RMB1.0 billion (US$161.0 million), compared to RMB1.3 billion as of December 31, 2011.

First Quarter 2012 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet increased to RMB9,718 in the first quarter of 2012 from RMB9,700 in the fourth quarter of 2011.

•

Total cabinets under management increased to 8,027 as of March 31, 2012, from 7,816 as of December 31, 2011, with 4,170 cabinets in the Company’s self-built data centers and 3,857 cabinets in its partnered data centers.

•	Utilization rate increased to 82.4% in the first quarter 2012 compared to 80.7% in the fourth quarter of 2011.

•	Churn rate was 0.95% in the first quarter of 2012, compared to 0.85% in the fourth quarter of 2011. Top 20 customers’ churn rate remained at 0%.

•	The largest customer represented 3.9% of total net revenues.

Financial Outlook

For the second quarter of 2012, the Company expects net revenues to be in the range of RMB364 million to RMB370 million. Adjusted EBITDA is expected to be in the range of RMB70 million to RMB76 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Thursday, May 17, 2012 at 8:00 a.m. Eastern Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#74440546

The replay will be accessible through May 23, 2012 by dialing the following numbers:

United States:	+1-718-354-1232
International Toll Free:	+1-866-214-5335
Conference ID:	#74440546

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars, in this press release, were made at a rate of RMB6.2975 to US$1.00, the noon buying rate in effect on March 30, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure services, improving the reliability, security and speed of its customers’ Internet connections through 21Vianet’s Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,600 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2012 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2011	As of March 31, 2012
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	410,389	369,456	58,667
Restricted cash	4,578	—	—
Accounts receivable, net	147,624	226,319	35,938
Short term investments	894,540	644,540	102,349
Prepaid expenses and other current assets	47,575	50,633	8,040
Deferred tax assets	4,872	4,284	680
Amount due from related parties	41,643	57,773	9,174

Total current assets	1,551,221	1,353,005	214,848
Non-current assets:
Property and equipment, net	453,883	570,253	90,552
Intangible assets, net	159,439	274,830	43,641
Deferred tax assets	12,773	21,750	3,454
Goodwill	217,436	217,436	34,527
Investment	8,200	8,200	1,302
Restricted cash	—	121,595	19,308

Total non-current assets	851,731	1,214,064	192,784

Total assets	2,402,952	2,567,069	407,632

Liabilities and Shareholders’ (Deficit) Equity

Current liabilities:
Short term bank borrowings	100,000	145,000	23,025
Accounts payable	82,131	77,810	12,356
Notes payable	4,578	—	—
Accrued expenses and other payables	124,326	190,002	30,171
Advances from customers	23,238	21,600	3,430
Income tax payable	5,634	12,749	2,024
Amounts due to related parties	96,618	120,370	19,114
Current portion of capital lease obligations	26,012	25,733	4,086

Total current liabilities	462,537	593,264	94,206
Non-current liabilities:
Amounts due to related parties	124,493	155,870	24,751
Non-current portion of capital lease obligations	73,896	70,257	11,156

Unrecognized tax benefits	26,801	28,661	4,551
Deferred tax liabilities	39,682	38,110	6,052
Deferred government grant	5,819	16,086	2,554

Total non-current liabilities	270,691	308,984	49,064
Commitments and contingencies
Mezzanine equity	—	—	—
Shareholders’ equity
Treasury stock	(168,018)	(168,018)	(26,680)
Ordinary shares	23	23	4
Additional paid-in capital	3,277,658	3,289,505	522,351
Accumulated other comprehensive income loss	(54,779)	(55,626)	(8,833)

Statutory reserves	15,837	15,837	2,515
Accumulated deficit	(1,418,167)	(1,434,428)	(227,778)

Total 21Vianet Group, Inc. shareholders’ equity	1,652,554	1,647,293	261,579

Non-controlling interest	17,170	17,528	2,783

Total shareholders’ equity	1,669,724	1,664,821	264,362

Total liabilities, mezzanine equity and shareholders’ equity	2,402,952	2,567,069	407,632

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended March 31,
	2011	2012
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	128,888	189,501	30,091
Managed network services	81,708	156,318	24,822

Total net revenues	210,596	345,819	54,913
Cost of revenues	(155,521)	(247,647)	(39,325)

Gross profit	55,075	98,172	15,588
Operating expenses			—
Sales and marketing	(15,996)	(25,148)	(3,993)
General and administrative	(15,979)	(29,499)	(4,684)
Research and development	(7,155)	(11,370)	(1,805)
Changes in the fair value of contingent purchase consideration payable	(50,032)	(43,239)	(6,866)

Total operating expenses	(89,162)	(109,256)	(17,348)

Operating loss	(34,087)	(11,084)	(1,760)
Interest income	172	1,760	279
Interest expense	(983)	(2,316)	(368)
Other income	702	1	—
Other expense	(110)	(371)	(59)
Foreign exchange gain (loss)	700	(1,382)	(219)

Loss before income taxes	(33,606)	(13,392)	(2,127)
Income tax benefit (expense)	3,069	(2,511)	(399)

Net loss	(30,537)	(15,903)	(2,526)
Net income attributable to non-controlling interest	(5,968)	(358)	(57)

Net loss attributable to the Company’s ordinary shareholders	(36,505)	(16,261)	(2,583)

Loss per share
Basic	(0.38)	(0.05)	(0.01)
Diluted	(0.38)	(0.05)	(0.01)
Shares used in loss per share computation
Basic*	96,352,410	342,115,718	342,115,718
Diluted*	96,352,410	353,241,225	353,241,225

Loss per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	(2.28)	(0.30)	(0.06)
EPS - Diluted	(2.28)	(0.30)	(0.06)

*	Shares used in loss/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	Mar 31, 2011	Mar 31, 2012
	RMB	RMB	US$
Gross profit	55,075	98,172	15,588
Plus: share-based compensation expense	686	674	107
Plus: amortization of intangible assets derived from acquisitions	7,461	6,195	984

Adjusted gross profit	63,222	105,041	16,679

Adjusted gross margin	30.0%	30.4%	30.4%
Operating expenses	(89,162)	(109,256)	(17,348)
Plus: share-based compensation expense	7,886	10,220	1,623
Plus: changes in the fair value of contingent purchase consideration payable	50,032	43,239	6,866

Adjusted operating expenses	(31,244)	(55,797)	(8,859)

Net loss	(30,537)	(15,903)	(2,526)
Plus: share-based compensation expense	8,572	10,894	1,730
Plus: amortization of intangible assets derived from acquisitions	7,461	6,195	984
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	42,527	36,753	5,836

Adjusted net profit	28,023	37,939	6,024

Adjusted net margin	13.3%	11.0%	11.0%
Operating loss	(34,087)	(11,084)	(1,760)
Plus: depreciation	10,559	19,790	3,143
Plus: amortization	7,933	6,634	1,053
Plus: share-based compensation expense	8,572	10,894	1,730
Plus: changes in the fair value of contingent purchase consideration payable	50,032	43,239	6,866

Adjusted EBITDA	43,009	69,473	11,032

Adjusted EBITDA margin	20.4%	20.1%	20.1%

Adjusted net profit	28,023	37,939	6,024
Less: Net income attributable to non-controlling interest	(5,968)	(358)	(57)
Adjusted net profit attributable to the Company’s ordinary shareholders	22,055	37,581	5,967

Adjusted earnings per share
Basic	0.23	0.11	0.02
Diluted	0.18	0.11	0.02
Shares used in adjusted earnings per share computation:
Basic*	96,352,410	342,115,718	342,115,718
Diluted*	120,616,316	342,115,718	342,115,718

Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	1.38	0.66	0.12
EPS - Diluted	1.08	0.66	0.12

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.

CONTACT:	Investor Relations Contact:
ICR, Inc.
Jeremy Peruski
+1 (646) 405-4922
IR@21Vianet.com